UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

July 8, 2010

________________

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

Crucell Reaches Agreement with Sanofi Pasteur on Programs in the Field of Paediatric and Respiratory Vaccines

Leiden, the Netherlands (July 8, 2010) - Dutch biopharmaceutical company Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced that Crucell and sanofi pasteur reached an agreement on a series of transactions to restructure their long standing partnership.

Crucell will waive its right to terminate an existing license agreement between Crucell Switzerland and sanofi pasteur's subsidiary Shantha Biotechnics Limited (Shantha) for the development of paediatric vaccines, based on Haemophilus influenzae b. This termination right was triggered by the acquisition of Shantha by sanofi pasteur in July 2009.

At the same time, sanofi pasteur will return to Crucell the commercial rights that sanofi pasteur held under an exclusive license agreement for the development and commercialization of a cell-based influenza vaccine (FluCell), based on Crucell's PER.C6® technology. The exclusive license, agreed upon in December 2003, left Crucell with marketing rights for FluCell in Japan only. With the return of the world-wide marketing rights, Crucell will assume full responsibility for the FluCell program and will commence immediately with the development of a cell-based influenza vaccine.

"We are excited to have the cell-based influenza program back at Crucell. Together with our

Taiwanese partner Adimmune, we have been able to successfully increase the future availability of flu antigen for Inflexal® V, our virosomal adjuvanted influenza vaccine," said Crucell's Chief Executive Officer, Ronald Brus. "The introduction of cell-based Inflexal® V will be the next giant leap for Crucell's respiratory franchise."

"Combining our intensified PER.C6® production system with our proven virosomal technology creates an exciting new method to produce an influenza vaccine both at large scale and very competitive cost levels," said Crucell's Chief Medical Officer, Jerald Sadoff. "I am confident that we will be able to accelerate this program and expect to apply for licensure in 2014. In addition, our successful partnership with sanofi on the development of our rabies antibody program is progressing well. This progress with the next generation rabies treatment brings us closer to the moment when all-in-need will get adequate treatment against rabies."

About Crucell

Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; SIX Swiss Exchange: CRX) is a global biopharmaceutical company focused on the research, development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2009 alone, Crucell distributed more than 115 million vaccine doses in more than 100 countries around the world, with the vast majority of doses (97%) going to developing countries. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid vaccine that protects against five important childhood diseases. Since the launch of this pentavalent vaccine, called Quinvaxem®, in 2006, over 130 million doses have been sold in more than 50 GAVI countries. Through this innovation, Crucell has become a major partner in protecting children in developing countries. Other vaccines in Crucell's core portfolio are a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, including an oral typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other proprietary technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi -aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Argentina, China, Indonesia, Italy, Korea, Malaysia, Spain, Sweden, Switzerland, the UK, the USA and Vietnam. The Company employs over 1200 people. For more information, please visit www.crucell.com.

Forward-looking statements

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the US Securities and Exchange Commission on April 7, 2010, in the section entitled 'Risk Factors'. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

For further information please contact Crucell:

Oya Yavuz

Vice President Corporate Communications & Investor Relations

Tel. +31 (0)71 519 7064

ir@crucell.com

www.crucell.com

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)

July 8, 2010 (Date)	/s/ OYA YAVUZ Oya Yavuz Vice President Corporate Communications and Investor Relations